Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1- Chome Minamihoncho
Joetsu- City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

RECEIVED
2007 JUN -7 A 9: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 31 2007

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

07024232

To Whom It May Concern:

Enclosed please find the following documents:

- **Notice of Partial Amendment of the Articles of Incorporation**
- **Notice of Granting Stock Option (New Share Subscription Right) to Employees, etc.**
- **Matters Concerning Introduction of Countermeasures Against Acquisition of Large Block Shares of the Company (Defensive Measures Against Takeover)**

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
JUN 13 2007
THOMSON
FINANCIAL

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.

General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

Member of Financial Accounting Standards Foundation

To Whom It May Concern

May 24, 2007

Name of Listed Company: Arisawa Mfg. Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address of Head Office: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Senior Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Partial Amendment of the Articles of Incorporation

The Company adopted a resolution, at the Board of Directors' meeting held on May 24, 2007, on proposing to the 59th general meeting of shareholders to be held on June 28, 2007, the amendment of the Articles of Incorporation that the reference documents for the general meeting of shareholders may be deemed to be provided by disclosure on the Internet. We hereby notify you.

1. Reasons for Amendment of the Articles of Incorporation

   Taking into consideration the dissemination of the Internet, a new provision shall be established deemed to provide the reference documents for the general meeting of shareholders by disclosure on the Internet under the provisions of the Ordinance of Ministry of Justice as well as the provisions after Article 16 of the current Articles of Incorporation being moved down by one Article.

2. Details of Amendment

Current Articles of Incorporation	Draft Amendment
(New Provision)	(Deemed provision of the reference documents, etc., for the general meeting of shareholders on the Internet) Article 16 It may be deemed that the Company has provided shareholders with the information concerning the matters to be described or represented in the reference documents for the general meeting of shareholders, business reports, statements, and consolidated statements, by disclosing them on the Internet in accordance with the provisions of the Ordinance of Ministry of Justice.
Article 16 to Article 38 (text omitted)	Article 17 to Article 39 (as they are)

To Whom It May Concern

May 24, 2007

Name of Listed Company: Arisawa Mfg. Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address of Head Office: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Senior Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Granting Stock Option (New Share Subscription Right) to Employees, etc.

The Company adopted, at the Board of Directors meeting of the Company held on May 24, 2007, a resolution to propose to the 59th general meeting of shareholders to be held on June 28, 2007, an issuance of new share subscription rights with particularly favorable conditions without consideration to persons other than shareholders for the purpose of granting stock options under the provisions of Articles 236, 238 and 239 of the Corporation Law. Accordingly, we have sent you this notice.

Matters concerning Issuance of New Share Subscription Rights as Stock Options

1. Reasons for issuing new share subscription rights under particularly favorable conditions to persons other than shareholders

   In order to improve motivation and morale for improving the performance of the Company Group as well as to secure superior human resources, the Company will issue new share subscription rights without consideration as stock options to employees of the Company and the directors and employees of the wholly owned subsidiaries.

2. Outline of Issuance of New Share Subscription Rights

   (1) Persons who will be allocated the new share subscription rights

   Out of the employees of the Company and the directors and employees of the wholly owned subsidiaries, the persons who are approved by the Board of Directors of the Company

   (2) Number of new share subscription rights

   2,001 units shall be the maximum.

   (3) Number of shares subject to new share subscription rights

   Common Shares: 100 shares

   (4) Paid-in amount of new share subscription rights and calculation method and necessity of paying-in

   It shall be without consideration and shall not require paying-in.

   (5) Value of assets to be contributed in exercising new share subscription rights and calculation method

   Amount to be paid in at the exercise of new share subscription rights shall be the amount obtained by multiplying the paid in amount per share determined at the date of allocation of new share subscription rights by the number of shares to be subject per one new share subscription right. Paid in amount per share shall be the amount obtained by multiplying the simple average of the final price of common stocks of the Company on the Tokyo Stock Exchange on the date of allocation of new share subscription rights and the final price for the latest six days (if there is no final price on the allocation day, the final price for the 7 days where final price exists prior to that date), where final price exists

prior to that date by 1.05. The amount below ¥1 shall be rounded up. Provided that the amount is below the final price on the date of allocation of new share subscription rights (if there is no final price on the allocation day, then the final price on the latest day), the price shall be the final price on the date of allocation of new share subscription rights.

In this connection, if the Company makes a stock split or reverse split after issuance of new share subscription rights, the paid in amount shall be adjusted in accordance with the following formula and the amount below ¥1 shall be rounded up.

$$\text{Paid in amount after adjustment} = \text{paid in amount before adjustment} \times \frac{1}{\text{Ratio of split and reverse split}}$$

In the event that issuance of new shares is made at the price lower than market price (excluding the issuance of new shares by exercise of the right of stock option) or that disposition of treasury stocks is made, the paid in amount shall be adjusted in accordance with the following formula and the amount below ¥1 arising from adjustment shall be rounded up.

$$\text{Paid in amount after adjustment} = \text{paid in amount before adjustment} \times \frac{\text{number of outstanding shares} + \dfrac{\text{number of new shares issued} \times \text{paid in amount per share}}{\text{market price per share}}}{\text{number of outstanding shares} + \text{number of new shares issued}}$$

In this connection, if treasury stocks are disposed, "number of new shares issued" shall read as "number of treasury stocks to be disposed."

(6) Period for exercising new share subscription rights

From July 1, 2009 to June 30, 2012.

(7) Terms and conditions for exercising new share subscription rights

1) Persons who are allocated the new share subscription rights must be in a position of officers or employees of the Company or the directors or employees of the subsidiaries of the Company at the time of exercising the rights.

2) Otherwise the terms of exercising the rights shall be determined by a resolution of the Board of Directors, which determines issuance of new share subscription rights.

(8) Treatment of New Share Subscription Rights in case of Realignment of Organization

In the event that a merger contract in which a Company is a defunct company has been approved, or that a proposal for approval of a stock swap agreement in which the Company becomes a wholly owned subsidiary or a proposal for a transfer of stocks has been approved at a general meeting of shareholders, except as the surviving company or the wholly owning parent succeeds the obligation to grant new share subscription rights, the Company may acquire the New Share Subscription Rights without consideration.

(9) Restrictions on Acquisition of New Share Subscription Rights by Transfer

Transfer of new share subscription rights shall require the approval of the Board of Directors.

Member of Financial Accounting Standards Foundation

To Whom It May Concern

May 24, 2007

Name of Listed Company: Arisawa Mfg. Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address of Head Office: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Senior Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Matters Concerning Introduction of Countermeasures Against Acquisition of Large Block Shares of the Company (Defensive Measures Against Takeover)

As the Company adopted a resolution, at the Board of Directors' meeting, held on May 24, 2007, for proposing "countermeasures against acquisition of large block shares of the Company (defensive measures against takeover)" at the 59th Annual General Meeting of Shareholders to be held on June 28, 2007, we hereby notify as follows.

In development of countermeasures, we have focused our attention on the prevention of unregulated acquisition and disclosure of necessary and sufficient information and securing a period for examination and review of a takeover bid by presenting rules and procedures to be complied with by a person(s) who will conduct a takeover bid or make a proposal for the purpose of securing and improving corporate value of the Company and consequently the common interest of the shareholders. In implementing countermeasures against takeovers, we have taken into consideration the exclusion of the arbitrary judgment of the Directors of the Company and will directly ask shareholders at the General Meeting of Shareholders, etc., about the countermeasures.

As of this date, we have received no inquiries or offers for a large block acquisition of shares of the Company.

1. Purpose of Introduction of Countermeasures

The Company since its incorporation in 1909, has made efforts at technological innovation and product development while consistently responding to user needs as well as addressing improvements in corporate value by developing unique technologies integrating weaving, coating and molding under an environment of favorable labor relations. The Company's Board of Directors believes that the company is always obligated to continue to develop along its historical path of accumulating technologies as well as understanding such corporate value and fostering improvement of this corporate value over the long run.

We have witnessed such takeover methods across stock markets recently, through forceful acquisition of large block share buyouts without sufficient explanation or consultation with shareholders of a targeted company or its top management. Not a few of these buyouts can be regarded as leading to loss of corporate value, forced sale of large block shares or violation of shareholder interests.

The Board of Directors of the Company believes that while the company's shares have been listed on the stock exchange and investors can freely trade shares of the company, a large block acquisition of shares of the Company against the will of the Board of Directors of the Company or a takeover bid accompanying the transfer of control of the Company should not be denied if such actions contribute to the interest of all shareholders through an improvement in corporate value, and a final judgment should be made by all shareholders of the Company. If such a large block acquisition of shares of the Company and similar acts are conducted or proposals are made (hereinafter collectively referred to as a "Takeover"), in order for shareholders to make an appropriate judgment, we think it is best to have a bidder or proposer who seeks a Takeover (hereinafter collectively referred to as a "Takeover Bidder") provide detailed information and

disclose sufficient information to shareholders as well as having the Board of Directors of the Company express its opinions which will in turn allow the shareholders to directly express their opinions at the general meeting of shareholders, etc., on which proposal is best suited to securing and improving corporate value and the interests of the shareholders.

For that purpose, we have determined that it is necessary to secure the disclosure of necessary and sufficient information and a period for examination and consideration of a Takeover Bid by presenting rules and procedures to be complied with by a Takeover Bidder through Company developed countermeasures for acquisition of large block shares of the Company (hereinafter referred to as the "Rules").

In the event that implementation of countermeasures has been approved at the general meeting of shareholders, etc., to confirm the will of shareholders, and that a Takeover Bidder does not comply with the Rules or that it is clear a Takeover will destroy corporate value, countermeasures shall be implemented in accordance with the Rules.

In this regard, if the implementation of countermeasures is disapproved at the general meeting of shareholders, etc., to confirm the will of shareholders and that the Board of Directors of the Company acknowledged that a proposal of a Takeover Bidder would contribute to the interests of all the shareholders through an improvement in corporate value after examination of a proposal by a Takeover Bidder and negotiations with a Takeover Bidder in accordance with the Rules, a conclusion shall be promptly published and countermeasures shall not be implemented.

2. Contents of the Rules

(1) Contents of Countermeasures

In the event that a Takeover Bidder appears and a conclusion is reached that countermeasures shall be implemented after taking procedures provided for in the Rules, the percentage of holding share certificates, etc., of the Company of a Takeover Bidder shall be reduced by implementing the allocation of new share subscription rights (hereinafter referred to as "New Share Subscription Rights") without consideration with the following terms.

1) Exercise condition that a Takeover Bidder may not exercise the right shall be imposed.

2) The term that the Company may acquire New Share Subscription Rights from a person other than a Takeover Bidder in exchange for shares of the Company shall be imposed.

(2) Procedures for Implementation of Countermeasures

1) A Takeover to be subject to the Rules

A Takeover to be subject to the Rules shall be those other than recognized as not against corporate value and the common interest of the shareholders by The Board of Directors of the Company and falling under any of the following. In this regard, the terms and concepts used in items a. and b. shall be governed by the definitions set forth in the Securities and Exchange Law, Chapter 2-3 "Disclosures of Status of Large Block Holding of Share certificates, etc."

a. Acquisition by a Takeover of the shares, issued by the Company, which will result in the holding of share certificates, etc., of the shareholders being 20% or more.

b. Tender offer of share certificates, etc., issued by the Company, which will result in the total of holding of share certificates, etc., by a tender offer and special related persons being 20% or more.

2) Obligation and Demand of Information Provision of Takeover Bidder

A Takeover Bidder who carries out a Takeover set forth in "1) A Takeover subject to the Rules" shall, prior to carrying out a Takeover, be required to submit documents (hereinafter referred to as a "Takeover Description") describing all the information necessary for consideration of the details of a Takeover by a Takeover Bidder provided for below (hereinafter referred to as "Necessary Information" in the form prescribed by the Company, including a written oath that a Bidder will, in bidding, comply with the procedures provided for in the Rules.

In the event that the Board of Directors of the Company determined that the details of a Takeover Description are insufficient for Necessary Information, the Board may require a Takeover Bidder to submit additional information by an appropriate deadline. In such an event, a Takeover Bidder shall be obliged to submit the required information by the deadline.

In this regard, in the event that a Takeover Bidder is recognized as having initiated a Takeover without observing the obligations under the Rules, the countermeasures shall be implemented based on the judgment of the Board of Directors of the Company.

a. Details of a Takeover Bidder and its group (including co-holders, special related persons and (in case of funds) partners and other members) (including particular names, capital composition, and financial conditions, etc.)
b. Purpose, method and details of a Takeover (including amount, type of consideration of a Takeover, time of a Takeover, mechanism of related transactions, legality of the method of a Takeover, feasibility of a Takeover)
c. Basis for calculation of purchase price (facts constituting preconditions of calculation, calculation method, numerical information used for calculation and impact amount expected to accrue due to a series of transactions related to a Takeover and the basis for calculation, including the impact amount to be distributed to minority shareholders and the basis for calculation)
d. Evidence of Takeover funds (specific name of provider of Takeover funds (including substantial provider), how to procure funds and the details of related transactions)
e. Management policy, business plan, capital policy and dividend policy of the Company and the Company Group after a Takeover.
f. Policy of treatment of employees, clients, customers, regional related parties and other stakeholders of the Company and the Company Group after a Takeover
g. If there are any conflicts of interest between other shareholders of the Company, specific measures to avoid them
h. Other information that the Board of Directors of the Company reasonably determines as necessary

3) Examination of a Takeover Description and Obligation of a Takeover Bidder to Negotiate

The Board of Directors of the Company shall, upon receipt of a Takeover Description which describes the Necessary Information set forth in "2) Obligation and Demand of Information Provision of a Takeover Bidder" (hereinafter referred to as an "Appropriate Takeover Description"), promptly announce to that effect and begin examination of Necessary Information and negotiations with a Takeover Bidder. A Takeover Bidder shall be obliged to promptly respond if the Board of Directors of the Company requests consultation and negotiation and provide the materials to be considered and other information.

4) Determination of Record Date for Voting

The Board of Directors of the Company shall determine the record date for determining the temporary list of shareholders (hereinafter referred to as a "Record Date for Voting") as the procedures for confirming the will of shareholders after receipt of an Appropriate Takeover Description and make publication at least two (2) weeks before the Record Date for Voting.

Record Date for Voting shall not be later than either of the date within sixty (60) calendar days to be determined by the Board of Directors of the Company as necessary for examination of the Takeover Bid after the receipt of an Appropriate Takeover Description (hereinafter referred to as the "Examination Period") or the date calculated by the days required for determining the list of shareholders under the relevant laws and regulations by the manager of the list of shareholders, which ever arrives later.

5) Opinions of the Board of Directors and Preparation of Alternative Proposal

The Board of Directors of the Company shall announce the opinions of the Board of Directors of

the Company regarding a Takeover Bid so that the shareholders may determine precisely whether a Takeover Bid would contribute to improvement in corporate value and the common interest of the shareholders as well as present any alternative proposal by the Company so that the shareholders may make an appropriate comparison with a takeover bid.

In preparation of the opinions and any alternative proposal by the Board of Directors of the Company, we will make consideration in the preparation of any alternative proposal which will help evaluate a Takeover Bid, excluding arbitrary judgment of the Directors of the Company and contribute to improvement in corporate value and the common interest of shareholders, by fully incorporating advice of independent third parties, mainly consisting of the Outside Directors and Outside Auditors (including financial advisers, certified public accountants, attorneys, consultants and other experts).

In the event that the Board of Directors of the Company acknowledged that a Takeover Bid would contribute to the common interest of shareholders due to an improvement in corporate value as a result of examination of a Takeover Bid of a Takeover Bidder and negotiations with a Takeover Bidder in accordance with the Rules, the Company shall promptly announce to that effect and shall not implement countermeasures.

6) Procedures for Confirming the Will of Shareholders

Under the Rules, confirmation of the will of shareholders shall be made at either the annual general meeting of shareholders or the extraordinary general meeting of shareholders (hereinafter referred to as a "General Meeting of Shareholders to Confirm Will of Shareholders) whether they approve the issue of New Share Subscription Rights to implement the countermeasures after considering a Takeover Bid and the opinions and any alternative proposal by the Board of Directors of the Company.

a. General Meeting of Shareholders to Confirm Will of Shareholders

General Meeting of Shareholders to Confirm Will of Shareholders shall be held promptly after the determination of the Record Date for Voting and the procedures for the annual general meeting of shareholders provided for in the laws and regulations and the Articles of Incorporation of the Company shall apply mutatis mutandis to the procedures for convening and the method of exercising voting rights at the General Meeting.

At General Meeting of Shareholders to Confirm Will of Shareholders, shareholders holding 1/3 or more of the voting rights of the total shareholders attending, including the exercise of voting rights in writing, and resolutions shall be adopted by a majority of the said voting rights.

b. Shareholders who may Exercise Voting Rights

Shareholders who may exercise voting rights at the General Meeting of Shareholders to Confirm Will of Shareholders shall be the shareholders who are entered or recorded in the final list of shareholders and the list of beneficial shareholders as of the Record Date for Voting determined by the Board of Directors of the Company.

c. In case of the Condition of Not Voting or Attending of 1/3 or more of Shareholders

In the event that shareholders holding 1/3 or more of the voting rights of the total shareholders did not vote in writing or did not attend the General Meeting of Shareholders to Confirm Will of Shareholders, countermeasures shall not be implemented as the will of shareholders deemed to be unconfirmed.

d. The results of confirmation of the will of the shareholders shall be disclosed as soon as they are determined.

7) Resolutions of the Board of Directors

In the event that a Takeover Bidder does not withdraw a Takeover Bid, the Board of Directors of the Company shall promptly adopt a resolution of implementing or not implementing the allocation of New Share Subscription Rights without consideration in accordance with the results of the procedure for confirming the will of shareholders and disclose the details of a resolution.

Under the Rules, a Takeover Bidder shall be requested to refrain from carrying out a Takeover until the Board of Directors of the Company adopts a resolution of not implementing the allocation of New Share Subscription Rights without consideration.

In this regard, in the event that the matters set forth either in item a. or item b. below occur after a resolution of the allocation of New Share Subscription Rights without consideration by the Board of Directors of the Company was adopted, the Board of Directors of the Company may adopt a resolution which is either (i) the allocation of New Share Subscription Rights without consideration may be suspended until the advent of the period of exercising New Share Subscription Rights or (ii) after the allocation without consideration is in effect, the New Share Subscription Rights shall be acquired without consideration.

In the event that such a resolution has been adopted, the information of the details of a resolution and other related matters shall promptly be disclosed.

a. In the event that a Takeover Bidder withdrew a Takeover Bid after a resolution of allocation without consideration was adopted, and that otherwise a takeover no longer exists.

b. In the event that a Takeover by a Takeover Bidder does not fall under any of the requirements set forth in "(3) Requirements for Implementing Countermeasures based on the Judgment of the Board of Directors" or that it is unreasonable to allow implementation or exercise of allocation of New Share Subscription Rights without consideration due to changes in the facts which resulted in the adoption of the resolution of allocation without consideration even if it falls under any of them.

(3) Requirements for Implementing Countermeasures based on the Judgment of the Board of Directors

In the event that the Board of Directors of the Company determines that a takeover by a Takeover Bidder falls under any of the following items below, a countermeasure (allocation of New Share Subscription Right without consideration) shall promptly be implemented after disclosing the basis of determination.

1) Takeover that does not comply with the procedures provided for in the Rules

2) The following Takeovers which might clearly compromise corporate value of the Company and the common interest of shareholders.

a. Act of buying up share certificates, etc., and demand the Company to purchase share certificates, etc., at high prices.

b. Act of conducting management for realizing the interest of a Takeover Bidder at the expense of the Company, including temporary control of the management of the Company and acquiring the material assets of the Company at low prices.

c. Act of diverting the assets of the Company to collateralize debts and repayment funds of a Takeover Bidder and its group companies.

d. Act of making the Company pay out high dividends with the profit earned by disposal of high-value assets of the Company which are not related to the business for the time being or sell at high prices the shares which rose by a temporary high dividend by temporarily controlling the management of the Company.

3) Takeover which might in fact force the shareholders to sell such as forced two-tiered takeover (without soliciting a Takeover of all the shares at a first Takeover Bid and carrying out a second takeover such as a tender offer by making a Takeover Bid at less favorable conditions for purchase or without making it clear).

(4) Overview of Allocation of New Share Subscription Rights without Consideration

Overview of the allocation of New Share Subscription Rights without consideration is as follows.

1) Number of New Share Subscription Rights

New Share Subscription Rights of the same number as the total number of the final outstanding shares (less the number of treasury shares held by the Company as of the date) at a certain date

(hereinafter referred to as an "Allocation Date") determined by a resolution of the Board of Directors of the Company (hereinafter referred to as a "Resolution of Allocation of New Share Subscription Right") of allocation of New Share Subscription Right without consideration

2) Shareholders subject to Allocation

To the shareholders other than the Company, except for the Takeover Bidder, entered or recorded in the final list of shareholders or the list of beneficial shareholders as of the Allocation Date, New Share Subscription Right shall be allocated by one New Share Subscription Right to one share held by the shareholder.

3) Effective Date of Allocation of New Share Subscription Right without Consideration

It shall be a date to be separately determined by the Board of Directors of the Company in the resolution of allocation of New Share Subscription Rights without consideration.

4) Number of Shares subject to New Share Subscription Rights

Number of common shares of the Company (hereinafter referred to as the "Number of Subject Shares") which is the subject of one New Share Subscription Right shall be one share.

5) Value of Assets to be contributed in Exercise of New Share Subscription Rights

Object of contribution made in exercising the New Share Subscription Rights shall be money and the value per share of the Company of the assets contributed in exercising the New Share Subscription Rights shall be the amount determined by the Board of Directors of the Company at equal to or less than the amount equivalent to 50% of the market price of the common shares of the Company and ¥1 or more.

Market price shall be the average of the final price of the common shares of the Company on the Tokyo Stock Exchange for ninety (90) days prior to the date of the resolution of allocation of New Share Subscription Rights (except for the days no trade was effected) and fractions less than ¥1 shall be rounded up.

6) Period of Exercising New Share Subscription Rights

Period of exercising New Share Subscription Rights shall begin on the effective date of allocation without consideration (or another date to be determined by the Board of Directors of the Company) and for the period between one (1) month and two (2) months to be determined by the Board of Directors of the Company in the resolution of allocation of New Share Subscription Rights.

Provided, however, that the period of exercising the New Share Subscription Rights for acquisition of the New Share Subscription Rights by the Company under the provision of "9) Acquisition of New Share Subscription Rights by the Company" shall be by the previous day of the acquisition date. If the final day of an exercising period falls on a holiday of the place of monetary payment to be paid in exercising the Right, the previous business day shall be the final day.

7) Terms of Exercising New Share Subscription Right

The persons falling under any of the following items below (hereinafter referred to as a "Disqualified Person") may not generally exercise New Share Subscription Right.

(i) Specific Large Block Shareholders
(ii) Co-holders of the Specific Large Block Shareholders
(iii) Specific Large Block Share Takeover Bidders
(iv) Special Related Person of the Specific Large Block Takeover Bidders
(v) Person who was transferred or succeeded the New Share Subscription Rights from a person falling under any of the above without the approval of the Board of Directors of the Company
(vi) Related persons of a person falling under any of the above

Non-residents who are required for prescribed procedures in exercising New Share Subscription Rights under the applicable foreign laws and regulations may not generally exercise the New Share

Subscription Rights (with respect to the New Share Subscription Rights of non-residents who are not a Disqualified Person shall be subject to acquisition in consideration of the shares of the Company as set forth in "9) Acquisition of New Share Subscription Rights by the Company.")

Further, in exercising the Right, submission of representation, warranty and other written oath, etc., which shows that a person satisfies the terms of exercising New Share Subscription Right may be requested in the form prescribed by the Company.

In this regard, the terms used above are defined as follows.

a. "Specific Large Block Shareholders" mean the holders of share certificates, etc., issued by the Company (as defined in Article 27-23, paragraph 1 of the Securities and Exchange Law. Hereinafter the same shall apply unless otherwise defined) (including the persons included in the holders under Article 27-23, paragraph 3 of the Law) and hold 20% or more of the share certificates, etc., of said share certificates, etc., (as defined in Article 27-23, paragraph 4 of the Law) (including those who are recognized as falling under such person by the Board of Directors of the Company).

b. "Co-holder" means a co-holder as defined in Article 27-23, paragraph 5 of the Securities and Exchange Law and includes a person who is regarded as a co-holder under the same Article, paragraph 6 (including those who are recognized as falling under such person by the Board of Directors of the Company).

c. "Specific Large Takeover Bidder" means a person who made a publication that a person would carry out a Takeover, etc., (as defined in Article 27-2, paragraph 1 of the Securities and Exchange Law. Hereinafter the same shall apply.) of the share certificates, etc., issued by the Company (as defined in Article 27-2, paragraph 1 of the Law. Hereinafter the same shall apply in this item c.) through tender offer (as defined in Article 27-2, paragraph 6 of the Securities and Exchange Law) and the percentage of holding of the share certificates, etc., (as defined in Article 27-2, paragraph 8 of the Law. Hereinafter the same shall apply.) is 20% or more of the share certificates, etc., held by the person after a Takeover (including the cases defined in Article 7, paragraph 3 of the Enforcement Order of the Securities and Exchange Law) together with the percentage of share certificates, etc., held by the Special Related Persons.

   Provided, that the acquisition and holding of share certificates, etc., of the Company by a person is recognized as not against corporate value of the Company and the common interest of the shareholders by the Board of Directors of the Company (the Board of Directors of the Company may recognize at any time). In the event that the Board of Directors of the Company recognizes that it shall not be against corporate value of the Company and the common interest of the shareholders under certain terms, it shall be limited to the cases where the terms are satisfied.) A certain person otherwise determined by the Board of Directors of the Company in the resolution of allocation of New Share Subscription Right shall not fall under the Specific Large Block Takeover Bidder.

d. "Special Related Person" means a person defined in Article 27-2, paragraph 7 of the Securities and Exchange Law (including those who are recognized as falling under such person by the Board of Directors of the Company).

   Provided, that as to the person set forth in the same paragraph, item 1, the person who is provided for in Article 3, paragraph 1 of the Cabinet Office Ordinance concerning Disclosure of Tender Offer for Share Certificates, etc., by the Person other than Issuer shall be excluded.

e. "Related Person" who is a Disqualified Person means a person recognized as a person by the Board of Directors of the Company who substantially controls, is controlled by or under the common control of a person or as a person who acts in collaboration with a person. "Control" means the "cases where the decision of policy of financial matters and business of the other company, etc., is controlled" (as defined in Article 3 of the Enforcement Rules of the Corporation Law).

8) Restrictions on Assignment of New Share Subscription Right

Assignment of New Share Subscription Right shall require the approval of the Board of Directors of the Company.

9) Acquisition of New Share Subscription Rights by the Company

a. The Company may, if the Board of Directors of the Company recognizes it is appropriate to acquire New Share Subscription Rights, acquire all the New Share Subscription Rights without consideration at any time for the period preceding the commencement date of exercising New Share Subscription Right on a day determined by the Board of Directors of the Company.

b. The Company may acquire all the New Share Subscription Rights unexercised by the previous day of the date determined by the Board of Directors held by those other than those who cannot exercise the Right under the provisions of "7) Terms of Exercising New Share Subscription Right" and issue one share of common shares of the Company in the number of subject shares to one New Share Subscription Right in exchange for them.

In the event that the Board of Directors of the Company recognizes that the person other than those who may not exercise New Share Subscription Right under the provisions of "7) Terms of Exercising New Share Subscription Right" above appeared after the date of such acquisition, if there are any unexercised Rights by the previous day of the date determined by the Board of Directors out of New Share Subscription Rights held by the person as of the date determined by the Board of Directors of the Company after the date of said acquisition, the Company may acquire all of them and may issue one common share in the number of subject share per New Share Subscription Right in exchange for them. The same shall apply thereafter.

10) Issue of Certificate of New Share Subscription Right

Certificate of New Share Subscription Right shall not be issued.

11) Modification by Amendment of Laws and Regulations

Provisions in the laws and regulations referred to in the above are based on the provisions in effect as of May 24, 2007 and if any necessity arises for modifying the provisions or the meanings of terms set forth in the above due to enactment, amendment or repeal of the laws and regulations after the said date, the Board of Directors of the Company may change the reading of the pertinent provisions or the meanings of terms to a reasonable extent from time to time, taking into consideration the purpose of the said enactment or amendment or repeal.

(5) Term, Repeal and Amendment of the Rules

Term of the Rules shall be by the annual general meeting of shareholders to be held in 2009; provided, however, that the Rules shall be repealed at the time of resolution if a resolution of repealing the Rules was adopted at the Board of Directors of the Company even before expiry of the term.

In the event that a resolution of modifying and amending the Rules is adopted at the Board of Directors of the Company before expiry of the term, the details of modification and amendment and other matters shall be promptly disclosed.

3. Reasonableness of the Rules

(1) Satisfaction of the Requirements of Guidelines concerning Takeover Countermeasures

The Rules satisfy the three principles set forth in the "Guidelines for Takeover Countermeasures for Securing or Improving Corporate Value and the Common Interest of Shareholders" published on May 27, 2005 by the Ministry of Economy, Trade and Industry and the Ministry of Justice.

(2) Judgment by Direct Resolution of Shareholders

As stated in "1. Purpose of Introduction of Countermeasures," the Rules are to confirm directly the will of shareholders on approval or disapproval of a Takeover Bid by a Takeover Bidder. In confirmation of the will of shareholders, it is almost impossible for the Directors to make individual solicitation for the

protection of their own interests and there is no room for arbitrary intention of the Directors.

As any alternative proposal by the Company to a Bid of a Takeover Bidder will be presented for comparison by fully incorporating the advice of independent third parties and excluding arbitrary judgment of the Directors of the Company, we believe all the shareholders may make their judgment appropriately.

(3) Restrictions on Implementation of Countermeasures by the Judgment of the Board of Directors

As stated in "(3) Requirements for Implementing Countermeasures based on the Judgment of the Board of Directors" of "2. Contents of the Rules," it is restricted to the cases where the violation of the Rules or destruction of corporate value and the common interest of shareholders are clear that a countermeasure can be implemented by the Board of Directors of the Company without confirming the will of shareholders.

So-called "Sunset-clause," which limits the term of the Rules to two (2) years, is also attached.

4. Impact on Shareholders

(1) Impact on Shareholders at the time of Introduction of the Rules

At the time of introduction of the Rules, as the allocation of New Share Subscription Right is not made, there will be no direct specific impact on the shareholders and investors.

(2) Impact on Shareholders at the time of Implementation of the Rules

At the time of implementation of the Rules, one New Share Subscription Right shall be allocated without consideration to one share held by the shareholders as of the Allocation Date to be separately determined in adopting a resolution of allocation of New Share Subscription Right by the Board of Directors of the Company. Under these procedures, since the shareholders shall naturally be the holders of New Share Subscription Rights at the date of allocation without consideration, there will be required no procedure of the shareholders, including application, etc.

Provided, however, that if a shareholder does not take procedures for exercise of New Share Subscription Right to be described in detail below, including monetary payment within the period of exercising the Right, the shares of the Company held by a shareholder will be diluted due to the exercise of New Share Subscription Rights by other shareholders.

In this regard, based on the resolution of the Board of Directors of the Company, the Company may issue the shares of the Company in exchange for the acquired New Share Subscription Rights from the shareholders other than a Disqualified Person in accordance with "3) Procedures for Acquisition of New Share Subscription Rights by the Company" of "(3) Request to Shareholders for Actions in connection with Allocation of New Share Subscription Rights without Consideration."

In the event that the Company took procedures for acquisition, as the shareholders other than a Disqualified Person shall receive common shares of the Company without exercising New Share Subscription Right or any monetary payment equal to the exercise amount, the shares of the Company held by them shall not generally be diluted.

As stated in "7) Resolutions of the Board of Directors" of "(2) Procedures for Implementation of Countermeasures" of "2. Contents of the Rules" and "9) Acquisition of New Share Subscription Rights by the Company" of "(4) Overview of Allocation of New Share Subscription Rights without Consideration," the Company may suspend allocation of New Share Subscription Right by the previous day of commencement of exercising New Share Subscription Right after the ex-rights date when the shareholders to be allocated New Share Subscription Rights are determined, or New Share Subscription Rights may be acquired without consideration after the effective date of allocation without consideration. In such an event, dilution of the share value per share does not occur, the investors who conducted trading of the shares on presumption of dilution of the share value per share might suffer from damages due to changes in share prices.

(3) Request to Shareholders for Actions in Connection with Allocation of New Share Subscription Right without Consideration

1) Name Transfer

In implementing allocation of New Share Subscription Right without consideration, the Board of Directors of the Company shall publish the Allocation Date of New Share Subscription Rights and New Share Subscription Rights shall be allocated to the shareholders without consideration as of the Allocation Date. In such an event, shareholders are required to make name transfer promptly. In this regard, if use is made of Japan Securities Depository Center, Inc. name transfer is not necessary.

2) Procedures for Exercising New Share Subscription Rights

The Company shall send request for exercising New Share Subscription Rights in the form prescribed by the Company and other documents necessary for exercising New Share Subscription Rights to the shareholders entered or recorded in the final list of shareholders and the list of beneficial shareholders as of the Allocation Date.

After shareholders submit these documents to the Company within the period of exercising New Share Subscription Rights after allocation without consideration, they are kindly requested to pay the amount determined at equal to or less than the amount equivalent to 50% of the market price and ¥1 or more per New Share Subscription Right in the resolution of allocation of New Share Subscription Right without consideration by the Board of Directors of the Company and one share of the Company shall be issued to the shareholder per New Share Subscription Right.

3) Procedures for Acquisition of New Share Subscription Rights by the Company

The Company may acquire New Share Subscription Rights as of the date to be separately determined by the Board of Directors of the Company in accordance with the statutory procedures if the Board of Directors of the Company has adopted a resolution to acquire New Share Subscription Rights. Under such an adoption, shareholders shall generally receive one share of common shares of the Company per New Share Subscription Right as consideration for acquisition of New Share Subscription Rights by the Company. In this regard, shareholders may be requested to submit a written oath in the form prescribed by the Company, including representation and warranty clause, representing that the shareholder is not a Disqualified Person, indemnity clause and other covenants.

In addition to the above, the details of method of allocation, name transfer, exercise, and acquisition by the Company shall be disclosed or sent to shareholders after a resolution is adopted by the Board of Directors of the Company concerning New Share Subscription Right.

(Reference)

Status of Major Shareholders is as follows as of March 31, 2007.

Full name or corporate name	Address	Number of shares held	Ratio of shares held to total number of shares issued and outstanding (%)
Mitsubishi Gas Chemical Co., Ltd.	5-2, Marunouchi 2-chome Chiyoda-ku, Tokyo	1,472,166	4.02
The Master Trust Bank of Japan, Ltd. (Trust account)	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	1,150,200	3.14
Japan Trustee Services Bank, Ltd. (Trust account)	8-11 Harumi 1-chome Chuo-ku, Tokyo	1,130,300	3.09
Hachijuni Bank, Ltd.	178-8, Nakagosho Okada Nagano-city, Nagano	1,000,930	2.73
JP Morgan Chase Bank (Standing Agent: The Mizuho Corporate Bank, Ltd. Kabuto-cho Custody Office)	125 LONDON WALL, LONDON, EC2Y5AJ, UNITED KINGDOM (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	913,700	2.50
Eiichi Arisawa	Joetsu City, Niigata Prefecture	783,446	2.14
Arisawa Kenko Ltd.	3-11-44 Nishishiro-cho, Joetsu City, Niigata Prefecture	764,238	2.09
Dexia BIL Pool Julius Baer Multipartner Multistock (Standing Agent; Bank of Tokyo-Mitsubishi UFJ, Ltd.)	69, ROUTE D'ESCH, L-1470 LUXEMBOURG, GRAND-DUCHY OF LUXEMBOURG (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	721,808	1.97
The Daishi Bank, Ltd. (Standing Agent: The Master Trust Bank of Japan, Ltd.)	1071-1 7-bancho, Higashiborimaedori, Niigata-shi, Niigata Prefecture (11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo)	628,903	1.72
The Master Trust Bank of Japan, Ltd. (Employee retirement funds account and Mitsubishi Gas Chemical Company's Account)	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	530,536	1.45
Total		9,096,227	24.88

Note:
1. Although the Company holds 1,556,189 shares of treasury stocks, they are not included in the status of major shareholders.
2. Number of shares held by Mitsubishi Gas Chemical Co., Ltd. includes 966,306 shares of the Company (Ratio of shares held to total number of shares issued and outstanding: 2.64%) that have been contributed as the trust property of employee retirement funds by Mitsubishi Gas Chemical Co., Ltd. (Name in the registry of shareholders is "The Master Trust Bank of Japan, Ltd. (Employee retirement funds account and Mitsubishi Gas Chemical Company's Account)."

END